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DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com July 13, 2016

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Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Go Anywhere Trust

(File Nos. 333-208675 and 811-23035)

Dear Ms. Skeens:

Thank you for your oral comments on July 12, 2016 and July 13, 2016 regarding Pre-Effective Amendment No. 2 to the registration statement on Form N-2 filed by The Gabelli Go Anywhere Trust (the “Fund”) on July 1, 2016 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), and regarding our letter on behalf of the Fund responding to your previous comments on the Registration Statement, dated July 11, 2016 (the “July 11 Letter”). We have considered your comments to the Registration Statement and the July 11 Letter and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in the Fund’s definitive prospectus, which the Fund intends to file pursuant to Rule 497 under the Securities Act of 1933 (the “Securities Act”) following the effectiveness of the Registration Statement (the “Definitive Prospectus”).

Your comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Deborah D. Skeens

July 13, 2016

Comments and Responses

1.	Please include the following disclosure in bold bullet points on the cover page of the Definitive Prospectus:

•	The solicitation fee for this offering, the costs of distributions on the Series A Preferred Shares, the offering costs and other Fund expenses are paid from assets attributable to the common shares. In the aggregate, these expenses are expected to be 8.45% of common share assets for the Fund’s first year of operations.

•	[Option #1] Because the Series A Preferred Shares are entitled to a certain level of distributions, which will reduce the assets attributable to the common shares, there is a significant risk that the common shares will trade at a discount to net asset value once individual trading in common shares commences on the NYSE or the NYSE MKT.

OR

[Option #2] The Series A Preferred Shares are entitled to a certain level of distributions, which will reduce the assets attributable to the common shares to the extent that investment returns on assets attributable to the Series A Preferred Shares are less than the amount of those distributions. Therefore, there is a significant risk that the common shares will trade at a discount to net asset value once individual trading in common shares commences on the NYSE or the NYSE MKT.

The Fund will include the requested disclosure in the Definitive Prospectus. With respect to the second bullet point, the Fund will include Option #2 in the Definitive Prospectus.

2.	With respect to the third bolded bullet point included on the cover page of the Prospectus, please delete the last sentence.

The Fund will make the requested change in the Definitive Prospectus.

3.	Please confirm that all parties required by section 6(a) of the Securities Act to sign the Registration Statement have signed the Registration Statement.

The Fund confirms that all parties required by section 6(a) of the Securities Act

Deborah D. Skeens

July 13, 2016

to sign the Registration Statement have signed the Registration Statement. Each Trustee’s signature has been affixed pursuant to a power of attorney; Agnes Mullady has signed as the Fund’s president; and Joseph H. Egan has signed as the Fund’s treasurer. The president is the principal executive officer of the Fund. The treasurer is the principal financial officer and the principal accounting officer of the Fund, and the treasurer’s status as such is additionally reflected in section 3.7 of the Fund’s By-Laws.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836, Rick Prins at (212) 735-2790 or Tom DeCapo at (617) 573-4814.

Best regards, /s/ Kenneth E. Burdon Kenneth E. Burdon